NO ACT

PE
4-2-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09011592

Received SEC
APR 17 2009
Washington, DC 20549

April 17, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-17-09

Hal M. Brown
DLA Piper LLP
203 North LaSalle Street, Suite 1900
Chicago, IL 60601-1293

Re: MFRI, Inc.
Incoming letter dated April 2, 2009

Dear Mr. Brown:

This is in response to your letter dated April 2, 2009 concerning the shareholder proposal submitted to MFRI by J. Carlo Cannell. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: J. Carlo Cannell
Cannell Capital LLC
P.O. Box 3459
240 East Deloney Avenue
Jackson, WY 83001

April 17, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: MFRI, Inc.
Incoming letter dated April 2, 2009

The proposals relate to various corporate matters.

There appears to be some basis for your view that MFRI may exclude the proposals under rule 14a-8(e)(2) because MFRI received them after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if MFRI omits the proposals from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DLA PIPER

RECEIVED

2009 APR -3 AM 11:45

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

DLA Piper LLP (US)
203 North LaSalle Street, Suite 1900
Chicago, Illinois 60601-1293
www.dlapiper.com

Hal M. Brown
hal.brown@dlapiper.com
T 312.368.4012
F 312.630.5399

OUR FILE NO. 241690-000001

April 2, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Cannell Capital LLC

Dear Sir or Madam:

We are counsel to MFRI, Inc. ("MFRI"). MFRI has received a on letter March 30, 2009 from J. Carlo Cannell, managing member of Cannell Capital LLC ("Mr. Cannell"), which contains three proposals (the "Proposals") for inclusion in MFRI's proxy statement and form of proxy for MFRI's 2009 annual meeting of stockholders (collectively, the "2009 Proxy Statement"), which is scheduled for June 23, 2009. For the reason discussed below, MFRI intends to exclude the Proposals from its 2009 Proxy Statement.

THE PROPOSALS

The Proposals relate to the sale of MFRI, compensation and election of directors. A copy of Mr. Cannell's letter which contains the Proposals is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposals and apparent statements in support thereof received from Mr. Cannell may be excluded from the 2009 Proxy Statement pursuant to Rule 14a-8(e)(2) because Mr. Cannell failed to submit the Proposals to the Company in a timely fashion.

ANALYSIS

The Proposals may be excluded under Rule 14a-8(e)(2) because Mr. Cannell failed to submit the Proposals to the Company in a timely fashion.

Under Rule 14a-8(e)(2), a proposal submitted for consideration at a company's regular scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date" that the company's proxy statement was released to stockholders in connection with the previous year's annual meeting. MFRI's proxy statement for its 2008 annual meeting of stockholders was dated and released on May 29, 2008. Pursuant to Rule 14a-8(e), MFRI disclosed in its

DLA PIPER

2008 proxy statement that the deadline for submitting proposals (calculated in accordance with Rule 14a-8(e)(2)) for MFRI's 2009 annual meeting of stockholders:

> Any proposal which a stockholder intends to present at the annual meeting of stockholders in 2009 must be in writing, must be received by the Company at its principal executive offices in Niles, Illinois by January 29, 2009 and must satisfy the applicable rules and regulations of the Securities and Exchange Commission, in order to be eligible for inclusion in the proxy statement and proxy form relating to such meeting.

The immediately preceding textual sentence in the 2008 proxy statement sets forth the address of MFRI's corporate secretary.

The 2008 proxy statement clearly states the deadline for submitting proposals to MFRI. Specifically, the 2008 proxy statement lists the deadline as January 29, 2009. Mr. Cannell submitted the Proposals in a letter received by MFRI on March 30, 2009, or two full months after the deadline for submitting proposals. Thus, Mr. Cannell failed to submit the Proposals in a timely fashion, which renders the Proposals excludable under Rule 14a-8(e)(2).

This letter is being submitted to the Staff later than 80 calendar days before MFRI intends to file its 2009 Proxy Statement, the deadline set forth in Rule 14a-8(j), because MFRI did not receive the Proposals until after said 80-day deadline. As discussed in Question D in Staff Legal Bulletin No. 14B (Sept. 15, 2004), "the staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy if the company demonstrates 'good cause' for missing the deadline...The most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-days deadline has passed."

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if MFRI excludes the Proposals from its 2009 Proxy Statement. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to contact the undersigned at (312) 368-4012.

DLA PIPER

In accordance with Rule 14a-8(j), we have enclosed six (6) copies of this letter and Mr. Cannell's letter which contains the Proposals.

Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this letter to Mr. Cannell.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the U.S. Securities and Exchange Commission (the "Commission") or the Staff. Accordingly, we are taking this opportunity to inform Mr. Cannell that if Mr. Cannell elects to submit correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of MFRI pursuant to Rule 14a-8(k) and SLB 14D.

Very truly yours,

DLA Piper LLP (US)

Hal M. Brown

HMB:smt
Enclosure

cc: David Unger, MFRI, Inc.
J. Carlo Cannell, Cannell Capital LLC

EXHIBIT A

Letter from J. Carlo Cannell

(Attached)

PO Box 3439
240 East Deloney Avenue
Jackson, WY 83001

Tel (307) 733-2284 ∴ Fax (443) 606-0067
∴ info@cannellcap.com

March 24, 2009

Mr. David Unger
Chairman & CEO
MFRI, Inc.
7720 Lehigh Avenue
Niles, IL 60714

Dear Mr. Unger,

In January 2008, when MFRI's stock price was at $16.74, I wrote to you and other shareholders to sell our company.

"MFRI is to hire an accredited investment banker to advise MFRI, Inc. on ways to increase shareholder value through a sale, auction or merger."

Your reaction was to disburse company funds on travel and lawyers in an attempt to defeat this proposal, a proposal that I am confident most fellow shareholders now rue rejecting.

Please note the following updated and expanded comparable table which reveals MFRI's continued mediocrity relative to peers of varying size and relevant market emphasis:

($Million) Company	Market Cap	Price/ Book	EV/ LTM Sales	LTM GPM(%)	LTM Average ROE(%)
Filtration					
Peerless Mfg. Co.	$107	2.6	0.5	27	3
CLARCOR Inc.	1288	2.0	1.3	32	14
Pall Corporation	2475	2.4	1.2	48	20
Donaldson Co.	2100	3.2	1.1	32	26
Met-Pro Corp.	136	1.7	1.1	35	12
Piping Systems					
Energy Services of America	34	0.6	0.9	5	1
Chase Corp	77	1.2	0.6	32	18
Magellan Midstream Partners	2045	2.1	2.6	36	38
Insituform Technologies	608	1.2	1.1	24	6
Industrial Cooling & HVAC					
AAON, Inc.	329	3.4	1.2	24	30
Comfort Systems USA	402	1.4	0.2	20	18
Watsco, Inc.	1026	1.8	0.6	26	11
MFRI, Inc.	**40**	**0.6**	**0.3**	**18**	**6**

Regardless of whether any of the companies above adequately mirror the attributes of MFRI, it is apparent that MFRI is a laggard. The current economic climate is no excuse for objection. The variance between the valuation multiples of MFRI and comparable companies is indicative of the fact that a sale or merger, if conducted correctly, will realize greater shareholder value than present management evidently can.

Let's have a look at the most recent executive compensation data for FY 2007.

Employee/ Director	Age	Cash Compensation	Country Club Reimbursement & Co. Car	All Additional Compensation	Total	FY 07 Compensation/ LTM Earnings
Unger, D	73	$275,000	$12,081	$47,318	$334,399	9%
Bennett, M	63	192,500	0	33,343	225,843	6%
Elgendy, F.	59	192,500	8,185	410,808	611,493	16%
Mautner, H	81	275,000	50,148	73,100	398,248	11%
Mautner, B	52	250,000	36,028	59,506	345,534	9%
Total		**$1,185,000**	**$106,442**	**$624,075**	**$1,915,517**	**51%**

Given the inflated compensation of MFRI's executives and directors it is no surprise they are reticent to endorse the sale of the company, which sale would likely jeopardize their sweet meal ticket. What the heck is a "Vice Chairman" anyhow? Given the dismal performance of the company why should H. Mautner get about $400,000, including car and country club reimbursement?

Here are my proposals for you to include in the next proxy.

Proposal No. 1

Hire an accredited investment banker to advise MFRI, Inc. on ways to increase shareholder value through a sale, auction or merger.

Proposal No. 2

Reduce the salaries of D. Unger, B Mautner, F. Elgendy, and M. Bennet to $75,000 per annum. Reduce the salary of H. Mautner to $25,000. Eliminate all extra forms of compensation, most notably the reprehensible country club membership reimbursements for D. Unger, H. Mautner, and F. Elgendy and B. Mautner.

Proposal No. 3

Elect Peter Y. Mills to the board of directors in the place of Bradley E Mautner.

Election of Mr. Mills, with whom I understand you have already spoken with, will, in my opinion, provide greater independence, reduce nepotism, and help in the remediation of the "material weakness in internal controls" which was cited by Grant Thornton LTD during the FY 2007 audit. On my recommendation he will be contacting you regarding this position.

I can't change history. Nor can you. The time to sell was when the ducks were quacking.

It is my opinion that management has demonstrated great tenacity and creativity in reducing shareholder value from July of 2007 to the present – a time when the stock price decreased from over $30 to $6.

It is my opinion that the assets of the business would be worth more if they were under the stewardship of another company whose views of corporate governance and allocation of shareholder assets are more aligned with shareholders. This fact is as relevant today as it was last year.

Sincerely,

J. Carlo Cannell
Managing Member